Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bio-Techne Corporation:

We consent to the use of our reports dated August 26, 2020, with respect to the consolidated balance sheets of Bio-Techne Corporation as of June 30, 2020 and 2019, and the related consolidated statements of earnings and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the effectiveness of internal control over financial reporting as of June 30, 2020, incorporated by reference herein.

Our report refers to changes in the methods of accounting for revenue and leases.

/s/ KPMG LLP

Minneapolis, Minnesota
November 9, 2020